This term sheet, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This term sheet and the accompanying product supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Subject to Completion Preliminary Term Sheet dated February 4, 2026

Preliminary Term Sheet No. 14,075

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-275587

and 333-275587-01

(To Prospectus dated April 12, 2024 and

Product Supplement dated September 23, 2024)

Units $10 principal amount per unit CUSIP No. 61780F419	Pricing Date* Settlement Date* Maturity Date*	February , 2026 February , 2026 February , 2028
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Morgan Stanley Finance LLC

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF

Fully and Unconditionally Guaranteed by Morgan Stanley

￭Maturity of approximately two years, if not called on the Call Observation Date

￭Automatic call of the notes at [$12.00 to $12.40] if the VanEck® Gold Miners ETF (the “Market Measure”) is flat or increases above 100% of the Starting Value on the Call Observation Date. If the notes are called, on the Call Payment Date you will receive the Call Payment, and no further amounts will be payable on the notes

￭The Call Observation Date will occur approximately one year after the pricing date

￭If not called on the Call Observation Date, at maturity:

￭150% leveraged upside exposure to increases in the Market Measure

￭A positive return equal to the absolute value of the percentage decline in the value of the Market Measure only if the Market Measure does not decline by more than 30% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

￭If the Market Measure declines by more than 30% from the Starting Value, 1-to-1 downside exposure to decreases in the Market Measure from the Starting Value, with up to 100% of your principal amount at risk

￭All payments are subject to the credit risk of Morgan Stanley Finance LLC, as issuer of the notes, and the credit risk of Morgan Stanley, as guarantor of the notes

￭No periodic interest payments

￭Limited secondary market liquidity, with no exchange listing

The notes are being issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-8 of this term sheet, “Additional Risk Factors” on page TS-10 of this term sheet, and “Risk Factors” on page PS-8 of the accompanying product supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is expected to be $9.605 per unit, or within $0.25 of that estimate, which is less than the public offering price listed below. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Market Measure, instruments based on the Market Measure, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this preliminary term sheet and “Structuring the Notes” on page TS-23 of this preliminary term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense. The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement for principal-at-risk notes and prospectus, each of which can be accessed via the hyperlinks below. As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

_______________________

	Per Unit	Total
Public offering price	$ 10.00	$
Underwriting discount(1)	$ 0.125 $ 0.05	$
Proceeds, before expenses, to MSFL(2)	$ 9.825	$

(1)The underwriting discount reflects a sales commission of $0.125 per note and a structuring fee of $0.05 per note.

(2)See “Use of proceeds and hedging” in the accompanying product supplement.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Morgan Stanley & Co. LLC

February , 2026

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Summary

The Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028 (the “notes”) are senior unsecured medium-term notes issued by MSFL. Payments on the notes are fully and unconditionally guaranteed by Morgan Stanley. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of MSFL from time to time outstanding, except obligations that are subject to any priorities or preferences by law. The guarantee of the notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of Morgan Stanley, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to our and Morgan Stanley’s credit risk. If we default on our obligations under the notes, you could lose some or all of your investment. The notes will be automatically called if the Observation Value of the Market Measure on the Call Observation Date is equal to or greater than the Call Value. If your notes are called, you will receive the Call Payment on the Call Payment Date, and no further amounts will be payable on the notes. If your notes are not called, at maturity, the notes provide you a leveraged return if the Ending Value is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive a return equal to the absolute value of the percentage decline in the Market Measure from the Starting Value to the Ending Value (e.g. if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%). If the Ending Value is less than the Threshold Value, your notes are subject to 1-to-1 downside exposure to decreases in the Market Measure from the Starting Value, with up to 100% of the principal amount of your notes at risk. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our and Morgan Stanley’s credit risk. See “Terms of the Notes” below.

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes, on the pricing date will be less than $10. We estimate that the value of each note on the pricing date will be approximately $9.605 per unit, or within $0.25 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final term sheet.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Market Measure. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Market Measure instruments based on the Market Measure, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Call Premium, Call Value, Participation Rate and Threshold Value, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-2

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Terms of the Notes
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Principal Amount:	$10.00 per unit
Term:	Approximately 2 years, if not called on the Call Observation Date
Market Measure:	The VanEck® Gold Miners ETF (Bloomberg symbol: “GDX UP”), an exchange-traded fund
Market Measure Underlying Index:	MarketVector Global Gold Miners Index
Underlying Index Sponsor:	MarketVector Indexes GmbH
Call Value:	100% of the Starting Value
Call Payment (per unit):	[$12.00 - $12.40] if called on the Call Observation Date; The actual Call Payment will be determined on the pricing date.
Call Premium:	[$2.00 - $2.40], representing a Call Premium of [20.00% - 24.00%] of the principal amount, if called on the Call Observation Date. The actual Call Premium will be determined on the pricing date.
Automatic Call Feature:

If the Observation Value on the Call Observation Date is greater than or equal to the Call Value, the notes will be called on the Call Observation Date and you will receive per unit the Call Payment, which is equal to:

Redemption Amount:

If the notes have not previously been called, you will receive at maturity a cash payment per security as follows:

●If the Ending Value of the Market Measure is greater than the Starting Value:

●If the Ending Value is equal to or less than the Starting Value, but greater than or equal to the Threshold Value:

●If the Ending Value is less than the Threshold Value:

Participation Rate:	150%
Threshold Value:	70% of Starting Value
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:	The Closing Market Price of the Market Measure on the Final Calculation Day multiplied by the Price Multiplier on that day.
Observation Value:	The Closing Market Price of the Market Measure on the Call Observation Date multiplied by the Price Multiplier on that day.
Call Observation Date:

On or about February , 2027, which is approximately one year after the pricing date.

The scheduled Call Observation Date is subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-30 of the accompanying product supplement.

Call Payment Date:	Approximately the fifth business day following the Call Observation Date, subject to postponement as described on page PS-30 of the accompanying product supplement.
Final Calculation Day / Maturity Valuation Period:

Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date, subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-31 of the accompanying product supplement.

Maturity Date:	February , 2028, subject to postponement as described beginning on page PS-31 of the accompanying product supplement.
Price Multiplier:	1, subject to adjustments for certain events relating to the Market Measure described beginning on PS-42 of the accompanying product supplement.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page.
Calculation Agent:	Morgan Stanley & Co. LLC (“MS&Co.”), an affiliate of MSFL.

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Payment Determination

Automatic Call Provision:

The notes will be called automatically if the Observation Value on the Call Observation Date is greater than or equal to the Call Value. If the notes are called, you will receive $10 per unit plus the Call Premium due on the Call Payment Date and no further amounts will be payable on the notes.

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

You will receive per unit:

You will lose all or a significant portion of the principal amount of the notes if the Ending Value is less than the Threshold Value.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-4

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement dated September 23, 2024:

https://www.sec.gov/Archives/edgar/data/895421/000095010324013846/dp218175_424b2.htm

￭Prospectus dated April 12, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324005205/dp209505_424b2-base.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, Morgan Stanley and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to MSFL, and not to Morgan Stanley.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Observation Value of the Market Measure on the Call Observation Date will be equal to or greater than the Call Value and, in that case, you accept an early exit from your investment, or that the value of the Market Measure will either increase from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is at or above the Threshold Value.

￭You accept that the return on the notes will be limited to the return represented by the Call Premium if the notes are automatically called, even if the percentage change in the value of the Market Measure is significantly greater than such return.

￭You are willing to lose up to 100% of the principal amount if the notes are not automatically called and the Market Measure decreases from the Starting Value to an Ending Value that is below the Threshold Value.

￭You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning shares of the Market Measure or the stocks included in the Market Measure Underlying Index.

￭You are willing to accept a limited or no market for sales for the notes prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and Morgan Stanley’s actual and perceived creditworthiness, Morgan Stanley’s internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and Morgan Stanley’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You anticipate that the Observation Value of the Market Measure will be less than the Call Value on the Call Observation Date.

￭You wish to make an investment that cannot be automatically called prior to maturity.

￭You believe that the Market Measure will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

￭You seek principal repayment or preservation of capital.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the Market Measure or the stocks included in the Market Measure Underlying Index.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take Morgan Stanley’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-5

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values. The below graph shows a payout profile at maturity, which would only apply if the notes are not called on the Call Observation Date.

Leveraged Index Return Notes® with an Absolute Return Barrier

This graph reflects the returns on the notes, based on the Participation Rate of 150% and the Threshold Value of 70% of the Starting Value. The green line reflects the return on the notes, while the dotted gray line reflects the return of a direct investment in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Call Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 70.00, the Participation Rate of 150% and a range of hypothetical Ending Values. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value and Ending Value, whether the notes are called on the Call Observation Date and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Market Measure” section below. All payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
60.00	-40.00%	$6.000	-40.00%
69.00	-31.00%	$6.900	-31.00%
70.00(1)	-30.00%	$13.000	30.00%
75.00	-25.00%	$12.500	25.00%
80.00	-20.00%	$12.000	20.00%
90.00	-10.00%	$11.000	10.00%
95.00	-5.00%	$10.500	5.00%
100.00 (2)	0.00%	$10.000	0.00%
105.00	5.00%	$10.750	7.50%
110.00	10.00%	$11.500	15.00%
120.00	20.00%	$13.000	30.00%
140.00	40.00%	$16.000	60.00%
150.00	50.00%	$17.500	75.00%

1)This is the hypothetical Threshold Value.

2)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50% of the Starting Value:
Starting Value: 100.00
Threshold Value: 70.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit
Example 2
The Ending Value is 90.00, or 90% of the Starting Value:
Starting Value: 100.00
Threshold Value: 70.00
Ending Value: 90.00

= $11.00 Redemption Amount (per unit). Since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Market Measure.

Example 3
The Ending Value is 110.00, or 110% of the Starting Value:
Starting Value: 100.00
Ending Value: 110.00
= $11.50 Redemption Amount per unit

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Structure-related Risks

￭Your investment may result in a loss. There is no fixed principal repayment amount on the notes at maturity. If the notes are not called, you may lose up to 100% of the principal amount, depending on the negative performance of the Market Measure as measured from the Starting Value to the Ending Value.

￭If the notes are automatically called prior to maturity, your investment return will be limited to the return represented by the Call Premium and may be less than a comparable investment directly in the Market Measure. If, on the Call Observation Date, the Observation Value is greater than or equal to the Call Value, we will automatically call the notes. If the notes are automatically called, your return will be limited to the Call Premium, regardless of the extent of the increase in the value of the Market Measure. You will not participate in any positive performance of the Market Measure, which may be significant, and will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Market Measure or the stocks that constitute the Market Measure Underlying Index.

￭Your potential for a positive return based on the depreciation of the Market Measure is limited. The benefit of the absolute value return feature applies only if the notes are not called and the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 70% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 30%. Any decline in the Ending Value from the Starting Value by more than 30% will result in a loss, rather than a positive return, on the notes.

￭Payments on the notes will not reflect changes in the value of the Market Measure other than on the Call Observation Date or the Final Calculation Day. As a result, even if the value of the Market Measure increases during the term of the notes, you will not receive any Call Payment if the Observation Value on the Call Observation Date is less than the Call Value. Similarly, if the notes are not called, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value on the Final Calculation Day, even if the value of the Market Measure was greater than the Threshold Value prior to such Final Calculation Day.

￭Your notes may be called prior to maturity. If the notes are called, you will be subject to reinvestment risk, and may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

￭The notes do not provide for regular interest payments. Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of, or any amounts payable on, the notes. You are dependent on our ability to pay all amounts due on the notes upon automatic redemption and at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Valuation- and Market-related Risks

￭The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The notes are not designed to be short-term trading instruments. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may adversely affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. Factors that may influence the value of the notes include:

ovalue of the Market Measure,

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-8

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

ovolatility of the Market Measure and of the stocks composing the Market Measure Underlying Index,

oeconomic and other conditions generally,

ointerest rates,

odividend yields,

othe occurrence of certain events affecting the Market Measure that may or may not require an adjustment to the Price Multiplier,

oour financial condition and creditworthiness, and

otime remaining to maturity.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors. The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” above.

￭The notes may not be listed on any securities exchange and secondary trading may be limited. Neither MS & Co. nor MLPF&S is obligated to make a market for, or repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

￭Hedging and trading activity by our affiliates or by MLPF&S and their affiliates could potentially affect the value of the notes. Our hedging and trading activities (including trades in shares of the Market Measure or the companies included in the Market Measure Underlying Index) and any hedging and trading activities we and our affiliates or MLPF&S or their affiliates engage in that are not for your account or on your behalf may affect the market value and return of the notes and may create conflicts of interest with you.

￭Conflicts of interest. There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

￭No obligations for the investment advisor of the Market Measure or the Underlying Index Sponsor. The investment advisor of the Market Measure or the Underlying Index Sponsor may respectively adjust the Market Measure or the Market Measure Underlying Index in a way that affects its value and has no obligation to consider your interests.

￭Investing in the notes is not the equivalent to investing in the Market Measure or the stocks composing the Market Measure Underlying Index. You will not have any rights with respect to the Market Measure or its underlying assets, including any voting rights or any right to receive dividends or other distributions or any other right with respect to the Market Measure or the stocks that constitute the Market Measure Underlying Index.

￭No control over the companies included in the Market Measure Underlying Index. While we and our affiliates or MLPF&S and their affiliates may from time to time own securities of companies included in the Market Measure Underlying Index, except to the extent that Morgan Stanley’s common stock is included in the Market Measure Underlying Index, we and our affiliates or

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-9

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

MLPF&S and their affiliates do not control any company included in the Market Measure Underlying Index, and have not verified any disclosure made by any other company. You should undertake your own investigation into the Market Measure and its underlying assets.

￭There are liquidity and management risks associated with the Market Measure. Although shares or units of the Market Measure will be listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares or units of the Market Measure or that there will be liquidity in the trading market.

￭The performance and market price of the Market Measure, particularly during periods of market volatility, may not correlate with the performance of the Market Measure Underlying Index, the performance of the component securities of the Market Measure Underlying Index or the net asset value per share of the Market Measure. The Market Measure does not fully replicate the Market Measure Underlying Index and may hold securities that are different than those included in the Market Measure Underlying Index. In addition, the performance of the Market Measure will reflect additional transaction costs and fees that are not included in the calculation of the Market Measure Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Market Measure and the Market Measure Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Market Measure may impact the variance between the performances of the Market Measure and the Market Measure Underlying Index. Finally, because the shares of the Market Measure are traded on an exchange and are subject to market supply and investor demand, the market price of one share of the Market Measure may differ from the net asset value per share of the Market Measure. For all of the foregoing reasons, the performance of the Market Measure may not correlate with the performance of the Market Measure Underlying Index, the performance of the component securities of the Market Measure Underlying Index or the net asset value per share of the Market Measure. Any of these events could materially and adversely affect the price of the Market Measure and, therefore, the value of the notes.

￭Payments on the notes will not be adjusted for all events that could affect the Market Measure. See "Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds " beginning on page PS-38 of the accompanying product supplement.

Tax-related Risks

￭The U.S. federal income tax consequences of an investment in the notes are uncertain. Please read the discussion under “Summary U.S. Federal Tax Consequences” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the tax treatment of a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. Holders and the withholding tax consequences to Non-U.S. Holders, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional Risk Factors

￭There are risks associated with investments in securities linked to the value of foreign equity securities. The price of the Market Measure tracks the performance of the Market Measure Underlying Index, which measures the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. In addition, the stocks that are included in the Market Measure Underlying Index and that are generally tracked by the Market Measure have been issued by companies in various emerging markets countries, which pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-10

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions between countries.

￭The Market Measure may be disproportionately affected by the performance of a small number of stocks. A relatively small number of underlier stocks comprise a significant portion of the Market Measure. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the value of the Market Measure even if none of the other constituent stocks of the Market Measure are affected by those events. Because of the weighting of the constituents of the Market Measure, the amount you receive at maturity could be less than the principal amount you would have received if you had invested in a product linked to an ETF that capped the maximum weight of any one stock to a low amount or that equally weighted all constituents of that ETF.

￭Investing in the notes exposes investors to risk associated with investments in securities with a concentration in the gold and silver mining industry. The notes are subject to certain risks applicable to the gold and silver mining industry. The stocks included in the Market Measure Underlying Index and that are generally tracked by the Market Measure are stocks of companies primarily engaged in the mining of gold or silver. The Market Measure may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. Because the Market Measure primarily invests in stocks, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) of companies that are involved in the gold mining industry, the Market Measure is subject to certain risks associated with such companies.

Competitive pressures may have a significant effect on the financial condition of companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

The Market Measure invests to a lesser extent in stocks, ADRs and GDRs of companies involved in the silver mining industry. Silver mining companies are highly dependent on the price of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market. The major end-uses for silver include industrial applications, jewelry, photography and silverware.

￭The price of the Market Measure is subject to currency exchange risk. Because the price of the Market Measure is related to the U.S. dollar value of stocks underlying the Market Measure Underlying Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor’s net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the Market Measure Underlying Index, Market Measure Underlying Index, the value of the Market Measure will be adversely affected and the payment at maturity on the notes may be reduced.

Of particular importance to potential currency exchange risk are:

o existing and expected rates of inflation;

o existing and expected interest rate levels;

o the balance of payments; and

o the extent of governmental surpluses or deficits in the countries represented in the Market Measure Underlying Index and the United States.

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the Market Measure Underlying Index and the United States and other countries important to international trade and finance.

￭VanEck® Gold Miners ETF has recently changed the Market Measure Underlying Index that it tracks. Prior to market close on September 19, 2025, VanEck® Gold Miners ETF’s Market Measure Underlying Index was the NYSE Arca Gold Miners Index. After market close on September 19, 2025, VanEck® Gold Miners ETF’s Market Measure Underlying Index changed to the MarketVector Global Gold Miners Index. The Market Measure Underlying Index differs from the NYSE Arca Gold Miners Index, including in the use of different market capitalization criteria for inclusion in the index and different weighting schemes. Accordingly, the composition of the Market Measure changed as a result of this transition. In connection with this change, the Market Measure may have experienced, and may continue to experience, additional portfolio turnover, and the Market Measure may have experienced, and may continue to experience, higher tracking error than had been typical for the Market Measure. This change could have adversely affected, and may continue to adversely affect, the performance of the Market Measure and, in turn, your return on the notes. In addition, when evaluating the historical performance of the Market Measure included below, you should bear in mind that the historical performance of the Market Measure might have been meaningfully different had the Market Measure tracked the Market Measure Underlying Index prior to September 19, 2025.

￭There are risks associated with the Market Measure. Although the Market Measure is listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Market Measure or that there will be liquidity in the trading market.

In addition, the Market Measure is subject to management risk, which is the risk that VanEck Associates Corporation’s (the “investment adviser”) investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment adviser may select up to 20% of the Market Measure’s assets to be invested in shares of equity securities that are not included in the Underlying Index. The Market Measure is also not actively managed and may be affected by a general decline in market segments relating to the Market Measure Underlying Index. The investment adviser invests in securities included in, or representative of, the Market Measure Underlying Index regardless of their investment merits. The investment adviser does not attempt to take defensive positions in declining markets.

In addition, the Market Measure is subject to custody risk, which refers to the risk in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less-developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody issues.

Further, under continuous listing standards adopted by the NYSE Arca, the Market Measure will be required to confirm on an ongoing basis that the components of the Market Measure Underlying Index satisfy the applicable listing requirements. In the event that its Market Measure Underlying Index does not comply with the applicable listing requirements, the Market Measure would be required to rectify such non-compliance by requesting that the Market Measure Underlying Index sponsor modify such Market Measure Underlying Index, adopting a new Market Measure Underlying Index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the Market Measure Underlying Index sponsor would so modify the Market Measure Underlying Index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the Market Measure being delisted by the NYSE Arca.

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

The Market Measure

All disclosures contained in this term sheet regarding the Market Measure Underlying Index, including, without limitation, its make-up, method of calculation, and changes in the components of the Market Measure Underlying Index, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, MarketVector Indexes GmbH. MarketVector Indexes GmbH, which licenses the copyright and all other rights to the Market Measure Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Market Measure Underlying Index. The consequences of MarketVector Indexes GmbH discontinuing publication of the Market Measure Underlying Index are discussed in the section of the accompanying product supplement beginning on page PS-41 entitled “Description of the Notes—Discontinuance of or Material Change to an Underlying Fund.” None of us and our affiliates or MLPF&S or their affiliates or the calculation agent accepts any responsibility for the calculation, maintenance or publication of the Market Measure Underlying Index or any successor index.

VanEck® Gold Miners ETF

The VanEck® Gold Miners ETF is an exchange-traded fund that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its Market Measure Underlying Index, which is the MarketVector Global Gold Miners Index. The Market Measure manager with respect to the VanEck® Gold Miners ETF is VanEck® ETF Trust, which is a registered investment company. It is possible that the Market Measure may not fully replicate the performance of its share underlying index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Prior to market close on September 19, 2025, the VanEck® Gold Miners ETF Market Measure Underlying Index was the NYSE Arca Gold Miners Index. Information provided to or filed with the Securities and Exchange Commission by the underlying fund manager pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Securities and Exchange Commission file numbers 333-123257 and 811-10325, respectively, through the Securities and Exchange Commission’s website at www.sec.gov. In addition, information regarding the Market Measure may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. This Market Measure trades on NYSE Arca, Inc under the symbol "GDX UP." Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the Market Measure is accurate or complete.

The Market Measure Underlying Index

The Market Measure Underlying Index is a thematic index tracking the performance of companies involved in the gold and silver mining industries. The Market Measure Underlying Index is calculated, maintained and published by MarketVector, the index sponsor. The Market Measure Underlying Index was launched on June 3, 2025 with a base index value of 1,000.00 as of April 30, 2006.

The Market Measure Underlying Index is reported by Bloomberg L.P. under the ticker symbol “MVGDXTR.”

The Index Universe

The Market Measure Underlying Index only includes companies with at least 50% (25% for current components) of their:

•revenues from gold and/or silver mining, royalties, and/or streaming; and/or

•mining mineral resources from gold and/or silver.

The index universe will include only common securities and securities with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing, excluding limited partnerships.

Due to certain restrictions security listings on exchanges in the following countries do not qualify for the index universe: Bahrain, China (domestic market), India, Kuwait, Luxembourg, Oman, Qatar, Russia, Saudi Arabia, United Arab Emirates, and Vietnam. Furthermore, securities listed on the following exchanges or exchange segments are not eligible for this index: Paris Euronext Auction, Hamburger Boerse, Boerse Berlin, Oslo Euronext Growth, London Stock Exchange (AIM, AIMI, ASQ1, ASQ2, ASX1, ASXN, SFM2, SFM3, SSQ3, SSX3, SSX4, EQS). Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on this exchange.

Investable Index Universe

Market Capitalization and Liquidity Criteria

Securities must meet the following size and liquidity requirements to be included in the investable universe. If composite country volume data exists, it will be used to identify the investable universe.

All of the following applies for securities that are currently not included in the Market Measure Underlying Index:

•free-float of at least 10%;

•full market capitalization exceeding USD $150 million;

•a three-month average daily trading volume of at least USD $1 million at the current quarter and at the previous two quarters; and

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

•at least 250,000 shares traded per month over the last six months at the current quarter and at the previous two quarters.

All of the following applies for securities already in the Market Measure Underlying Index:

•free-float of at least 5%;

•a full market capitalization exceeding USD $75 million; and

•a three-month average daily trading volume of at least USD $200,000 in at least two of the latest three quarters (current quarter and at the previous two quarters).

In addition, at least one of the following applies for securities already in the Market Measure Underlying Index:

•a three-month average daily trading volume of at least USD $600,000 at the current quarter or at one of the previous two quarters; or

•at least 200,000 shares traded per month over the last six months at the current quarter or at one of the previous two quarters.

Initial Public Offerings, Special Purpose Acquisition Companies, and Spin-Offs

Modified investability rules are applied for a recent initial public offering (“IPO”), spin-offs and postmerger/acquisition special purpose acquisition companies (“SPACs”). Such companies qualify for fast track addition to the investable universe once; either at the next regularly scheduled review if it has been trading since at least the last trading day of the month two months prior to the review month or else at the following regularly scheduled review. In order to be added to the Market Measure Underlying Index the IPO security has to meet all of the following size and liquidity requirements:

•the IPO must have a full market capitalization exceeding USD $150 million;

•the IPO must have a free-float factor of at least 10%;

•the IPO must have an average daily trading volume of at least USD $1 million; and

•the IPO must have traded at least 250,000 shares per month (or per 22 days).

This rule is applicable for newly spun-off companies and post-merger/acquisition SPACs (using the merger/acquisition date like an IPO date) as well.

Eligibility Universe

Share Class

One share class of each company in the investable universe is included in the eligible universe. In case more than one share class fulfills the above specified market capitalization and liquidity rules, only the largest share class by free-float market capitalization qualifies for the eligible universe. In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide for a different share class.

In case the free-float market capitalization of a currently not included share class of an index component exceeds the free-float market capitalization of the currently selected share class by at least 25% and fulfills all market capitalization and liquidity eligibility criteria for non-components the currently selected share class will be replaced by the larger one.

In exceptional cases (e.g. significantly higher liquidity), MarketVector can decide to keep the current share class instead.

Pricing Source

For each company in the investable universe one pricing source qualifies for the eligible universe. In cases where a company has multiple listings (e.g. ADRs, GDRs, or listings on markets other than in the home country), the price sources will be selected to the eligible universe in the following order:

1.US price source;

2.UK price source- London Stock Exchange International Order Book only;

3.Home-market price source;

4.Most liquid foreign-market price source.

Once a company has qualified for the investable universe, only the most liquid single exchange price source within the country qualifies for the eligible universe. In exceptional cases, MarketVector can assign alternative pricing sources.

Index Review

Review Schedule

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Components of the Market Measure Underlying Index are reconstituted and rebalanced on a quarterly basis in March, June, September, and December according to the following schedule:

1.The eligible universe and component selection is determined based on the closing data on the last business day in February, May, August, and November. If a security does not trade on the last business day in February, May, August, or November, the last available price for this security will be used.

2.Component weights are determined based on closing data as of the Wednesday prior to the second Friday of March, June, September, and December. If a security does not trade on the Wednesday prior to the second Friday of March, June, September, and December, the last available closing data for this security will be used.

3.The underlying review and rebalance data (i.e. weights, shares outstanding, free-float factors, and new weighting cap factors) is announced on the second Friday of March, June, September and December.

4.Changes will be implemented and based on the closing prices as of the third Friday of March, June, September, and December. If the third Friday is not a business day, the review will take place on the last business day before the third Friday. If a security does not trade on the third Friday of March, June, September, or December, then the last available price for this security will be used. Changes become effective on the next index dissemination day.

Selection Procedure

Upon an index reconstitution, securities included in the eligible universe are selected to the Market Measure Underlying Index based on the following procedure. The Market Measure Underlying Index targets a coverage of 90% of the free-float market capitalization of the eligible universe with a minimum of 25 components.

1.All securities in the eligible universe are sorted in terms of free-float market capitalization in descending order.

2.Securities covering the top 85% of the free-float market capitalization of the eligible universe qualify for selection.

3.Current components between 85% and 98% of the free-float market capitalization of the eligible universe also qualify for selection.

4.If the coverage is still below 90% of the free-float market capitalization of the eligible universe or the number of components in the Market Measure Underlying Index is still below 25, the largest remaining securities will be selected until both the target coverage and minimum number of components are reached.

5.In case the number of eligible securities is below the minimum of 25, additional securities are added by MarketVector’s decision until the number of securities selected to the Market Measure Underlying Index reaches the minimum of 25 components.

Weighting Scheme

Upon an index rebalance, components selected to the Market Measure Underlying Index will be weighted according to a modified float-adjusted market cap weighting strategy:

1.All index components are weighted by their free-float market capitalization.

2.All components with more than 50% exposure to gold-related activities that exceed 4.5% in weight but at least the largest five and at the maximum the largest 9 of these components are grouped together (so called “Large-Weights”). All other components are grouped together as well (so called “Small-Weights”).

3.The aggregated weighting of the Large-Weights is capped at 45%:

•Large-Weights: If the aggregated weighting of all components in Large-Weight exceeds 45%, then a capping factor is calculated to bring the weighting down to 45%- at the same time a second capping factor for the Small-Weights is calculated to increase the aggregated weight to 55%. These two factors are then applied to all components in the Large-Weights or the Small-Weights respectively.

•Large-Weights: The maximum weight for any single security is 20% and the minimum weighting is 5%. If a security is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Large-Weights.

•Small-Weights: The maximum weight for any single security is 4.5%. If a security is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight shall be redistributed proportionally across all other remaining index constituents in the Small-Weights.

In case the aggregated weight of all index components with less than 50% exposure to gold-related activities exceeds 20%, a weighting cap factor will be applied to ensure the aggregated weight of such index components does not exceed 20%. The excess weight shall be proportionally redistributed among the uncapped index components with more than 50% exposure to gold-related activities within the Small-Weights.

Index Maintenance

Changes to Free-Float Factors and Number of Shares

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Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, spin-offs etc. are implemented immediately and will be effective the next trading day (i.e., the ex-date). Any secondary issuance, share repurchase, buyback, tender offer, Dutch auction, exchange offer, bought deal equity offering or prospectus offering will be updated at the quarterly review if the change is smaller than 10%. Changes larger than 10% will be pre-announced (three trading days notice) and implemented on the first dissemination day of the following month (on a best effort basis). If necessary and information is available, resulting float changes will be taken into consideration.

Changes due to Mergers & Takeovers

A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction. The result of a merger or takeover is typically one surviving security and one or more non-surviving securities that may not necessarily be delisted from the respective trading system(s). The following treatments are applied for mergers and takeovers containing stock terms:

•If an index component merges with or takes over another index component: The surviving security remains in the Market Measure Underlying Index and the other security is deleted immediately from the Market Measure Underlying Index. Its shares and float are adjusted according to the terms of the merger/takeover. The index market capitalization of the merged company corresponds to the market capitalization of the two separate companies.

•If a non-index component merges with or takes over an index component:

-If the surviving security meets the eligible index universe requirements, it will be added to the Market Measure Underlying Index. Its shares and float will be adjusted according to the terms of the merger/takeover and will replace the current index component.

-If the surviving security does not meet the eligible index universe requirements, it will not be added to the Market Measure Underlying Index and the current index component will be deleted immediately from the Market Measure Underlying Index. The following treatments are applied for mergers and takeovers with cash terms only:

•If a non-index component merges with or takes over an index component:

-The index component will be deleted.

Changes due to Spin-Offs

The spun-off company will be added to the Market Measure Underlying Index where the parent company is an index constituent according to the transaction terms, with a price of zero, on the ex-date. If the spun-off does not start trading on the ex-date, a fixed indicative price will be used until the first trading day. If an indicative price is not possible to be calculated, the spun-off company will be added with a price of zero to the Market Measure Underlying Index. If the spun-off does not qualify for the Market Measure Underlying Index, it will be deleted after two trading days based on its respective closing price.

Additions due to Replacements

On an ongoing basis, for all corporate events that result in a security deletion from the Market Measure Underlying Index, the deleted security will be replaced with the highest ranked non-component on the most recent selection list immediately only if the number of components in the Market Measure Underlying Index would drop below 20. The replacement security will be added at the same weight as the deleted security. Only in case the number of components drops below its minimum due to a merger of two or more index components, the replacement security will be added with its uncapped free-float market capitalization weight.

In all other cases, i.e. there is no replacement. The additional weight resulting from the deletion will be redistributed proportionally across all other index constituents.

In case the number of index components drops below the minimum component number and no non-component security is eligible as a replacement, the determination of the addition is subject to MarketVector’s decision.

Index Calculation

The Market Measure Underlying Index is calculated using the Laspeyres’ formula:

Where (for all securities (i) in the Market Measure Underlying Index):

pi	= security price,
qi	=number of shares,
f fi	=free-float factor,

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

fxi	=exchange rate (local currency to index currency),
cfi	= weighting cap factor (if applicable, otherwise set to 1),
M	=free-float market capitalization of the Market Measure Underlying Index,
D	=divisor.

Divisor Adjustments

Index maintenance, reflecting changes in shares outstanding, capital actions, addition or deletion of securities to the Market Measure Underlying Index, should not change the level of the Market Measure Underlying Index. This is accomplished with an adjustment to the divisor. Any change to the securities in the Market Measure Underlying Index that alters the total market value of the Market Measure Underlying Index while holding security prices constant will require a divisor adjustment.

Where ∆MC is the difference between closing and adjusted closing market capitalization of the Market Measure Underlying Index.

Free-Float

The Market Measure Underlying Index is free-float adjusted—the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits or sanctions. These are combined with the block-ownership adjustments into a single factor. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result. Free-float factors are reviewed quarterly.

Corporate Action Related Adjustments

Corporate actions range widely from routine share issuances or buybacks to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted.

pi = security price;

qic = number of shares.

Type of Corporate Action	Treatment	Divisor Adjustment
Cash dividend	(In total return gross indexes the withholding tax is 0)	Yes
Special cash dividend	(In total return gross indexes the withholding tax is 0)	Yes
Split	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Rights Offering	Shareholders receive ‘B’ new shares for every ‘A’ share held. If the subscription-price is either not available or	Yes

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

not smaller than the closing price, no adjustment will be made.
Stock dividend (withholding taxes are applied, if applicable)	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Stock dividend from treasury (withholding taxes are applied, if applicable)	Stock dividends from treasury are adjusted as ordinary cash dividends. Shareholders receive ‘B’ new shares for every ‘A’ share held.	Yes
Stock dividend of a different company security (withholding taxes are applied, if applicable)	The shares of the different company will be added according to the terms.	No
Addition/Deletion of a company	Net change in free-float market value determines the divisor adjustment.	Yes
Changes due to a merger/takeover	Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Yes
Spin-offs	Shareholders receive ‘B’ new shares for every ‘A’ share held.	No
Changes in shares outstanding	Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Yes

With corporate actions where cash dividends or other corporate assets are distributed to shareholders, the price of the security will drop on the ex-dividend day (the first day when a new shareholder is eligible to receive the distribution). The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the Market Measure Underlying Index.

Corporate actions are announced at least four days prior to implementation.

Data Correction and Disruptions

Incorrect or missing input data will be corrected immediately.

Eligibility Criteria for Market Measure Underlying Index Components

The Market Measure Underlying Index includes common stocks, American Depositary Receipts or Global Depositary Receipts of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors. Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. IDI will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The universe of companies eligible for inclusion in the Market Measure Underlying Index will specifically include those companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the Market Measure Underlying Index). Also, the Market Measure Underlying Index will maintain an exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Market Measure Underlying Index weight at each rebalance.

Further, both streaming companies and royalty companies are eligible for inclusion in the Market Measure Underlying Index. Companies that have not yet commenced production are also eligible for inclusion in the Market Measure Underlying Index, provided that they have tangible revenues that are related to the mining of either gold or silver ore. There are no restrictions imposed on the index universe in how much a particular company has hedged in gold or silver production via futures, options or forward contracts.

Only companies with a market capitalization of greater than $750 million that have an average daily trading volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Market Measure Underlying Index. A buffer is enforced for companies already in the Market Measure Underlying Index.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-18

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

For companies already included in the Market Measure Underlying Index, the market capitalization requirement at each rebalance is $450 million, the average daily volume requirement is at least 30,000 shares over the past three months and the average daily value traded requirement is at least $600,000 over the past three months.

IDI has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the Market Measure Underlying Index

The Market Measure Underlying Index is calculated by IDI on a net total return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Market Measure Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the Market Measure Underlying Index was set at 500.00 on December 19, 2002, which is the index base date. The Market Measure Underlying Index is calculated using the following formula:

Where:

t = Index Calculation Date t;

Dntr,t = the Index Divisor on Index Calculation Date t;

Pi,t = Price (in the Index Base Currency) of Index Constituent i on Index Calculation Date t;

Qi,t = number of Shares of Index Constituent i on Index Calculation Date t;

Market Measure Underlying Index Maintenance

Quarterly Index Rebalances

The Market Measure Underlying Index is reviewed quarterly so that the selection and weightings of the constituents continues to reflect as closely as possible the Market Measure Underlying Index’s objective of measuring the performance of highly capitalized companies in the gold mining industry. IDI may at any time and from time to time change the number of securities comprising the Market Measure Underlying Index by adding or deleting one or more securities, or replacing one or more securities contained in the Market Measure Underlying Index with one or more substitute securities of its choice, if, in IDI’s discretion, such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Market Measure Underlying Index. A company will be removed from the Market Measure Underlying Index during the quarterly review if either (1) its market capitalization falls below $450 million or (2) its average daily trading volume for the previous three months is less than 30,000 shares and its average daily traded value for the previous three months is less than $600,000.

Weightings at Quarterly Index Rebalances

At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share quantities of each component security) will be modified to conform to the following asset diversification requirements:

1.the weight of any single component security may not account for more than 20% of the total value of the Market Measure Underlying Index;

2.the component securities are split into two subgroups-large and small, which are ranked by unadjusted market capitalization weight in the Market Measure Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

3.the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Market Measure Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Market Measure Underlying Index’s diversification rules.

Diversification Rule 1: If any component stock exceeds 20% of the total value of the Market Measure Underlying Index, then all stocks greater than 20% of the Market Measure Underlying Index are reduced to represent 20% of the value of the Market Measure Underlying Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are components with a weight of under 5% (after any adjustments for Diversification Rule 1). If there are no components that classify as large components after Diversification Rule 1 is run, then Diversification Rule 2 is not executed. Alternatively, if the starting aggregate weight of the large components after Diversification Rule 1 is run is not greater than 45% of the starting index weight, then Diversification Rule 2 is not executed. If Diversification Rule 2 is executed, then the large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-19

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the Market Measure Underlying Index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Changes to the Market Measure Underlying Index composition and/or the component security weights in the Market Measure Underlying Index are determined and announced prior to taking effect. These changes typically become effective after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

Corporate Action-Related Adjustments

The Market Measure Underlying Index may be adjusted in order to maintain the continuity of the index level and the composition. The underlying aim is that the index continues to reflect as closely as possible the value of the underlying portfolio. Adjustments take place in reaction to events that occur with constituents, in order to mitigate or eliminate the effect of that event on the Market Measure Underlying Index.

The Index Divisor will be adjusted for corporate actions and any additions, deletions and share changes, as described in more detail below. The Index Divisor is calculated as follows:

Where:

t = Index Calculation Date t;

Dntr,t = the Index Divisor on Index Calculation Date t;

APCi,t = the Adjusted Previous Close Price (for net dividends going ex-dividend on Index Calculation Date t and corporate actions, and denominated in the Index Base Currency) of Index Constituent i on Index Calculation Date t;

Qi,t = number of Shares of Index Constituent i on Index Calculation Date t;

Index(NTR)t-1 = the Market Measure Underlying Index Level from Date t-1;

Adjustments take place in reaction to events that occur with constituents in order to mitigate or eliminate the effect of that event on the performance of the Market Measure Underlying Index as follow:

(1)Removal of constituents. Any stock deleted from the Market Measure Underlying Index as a result of a corporate action such as a merger, acquisition, spin-off, delisting or bankruptcy is typically not replaced with a new constituent. The total number of stocks in the Market Measure Underlying Index is reduced by one every time a company is deleted. In certain circumstances, IDI may decide to add another constituent into the Market Measure Underlying Index as a result of the pending removal of a current constituent. If a company is removed from the Market Measure Underlying Index, the divisor will be adapted to maintain the index level.

a.Mergers and acquisitions. In the event that a merger or acquisition occurs between members of the Market Measure Underlying Index, the acquired company is deleted and its market capitalization moves to the acquiring company’s stock. In the event that only one of the parties to a merger or acquisition is a member of the Market Measure Underlying Index, an acquiring member of the Market Measure Underlying Index continues as a member of the Market Measure Underlying Index and its shares will be adjusted at the next rebalance while an acquired member of the Market Measure Underlying Index is removed from the Market Measure Underlying Index and its market capitalization redistributed proportionately across the remaining constituents via a divisor adjustment, and the acquiring company may be considered for inclusion at the next rebalance.

b.Suspensions and company distress. Immediately upon a company’s filing for bankruptcy, an announcement will be made to remove the constituent from the Market Measure Underlying Index effective for the next trading day. If the constituent is trading on an over-the-counter market, the last trade or price on that market is utilized as the deletion price on that day. If the stock does not trade on the relevant exchange between the bankruptcy announcement and the current index business day, the stock may be deleted from the Market Measure Underlying Index with a presumed market value of $0.

c.Split-up / spin-off. The closing price of the index constituent is adjusted by the value of the spin-off and the shares of the index constituent will not be adjusted.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-20

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

(2)Dividends. The Market Measure Underlying Index will be adjusted for dividends that are special. To determine whether a dividend should be considered a special dividend, the compiler will use the following criteria: (a) the declaration of a dividend additional to those dividends declared as part of a company’s normal results and dividend reporting cycle; or (b) the identification of an element of a dividend paid in line with a company’s normal results and dividend reporting cycle as an element that is unambiguously additional to the company’s normal payment.

(3)Rights issues and other rights. In the event of a rights issue, the price is adjusted for the value of the right before the open on the ex-date, and the shares are increased to maintain the constituent’s existing weighting within the Market Measure Underlying Index. The adjustment assumes that the rights issue is fully subscribed. The amount of the price adjustment is determined from the terms of the rights issue, including the subscription price, and the price of the underlying security. IDI shall only enact adjustments if the rights represent a positive value, or are in-the-money, or, alternatively, represent or can be converted into a tangible cash value.

(4)Bonus issues, stock splits and reverse stock splits. For bonus issues, stock splits and reverse stock splits, the number of shares included in the Market Measure Underlying Index will be adjusted in accordance with the ratio given in the corporate action. Since the event won’t change the value of the company included in the Market Measure Underlying Index, the divisor will not be changed because of this.

(5)Changes in number of shares. Changes in the number of shares outstanding, typically due to share repurchases, tenders or offerings, will not be reflected in the Market Measure Underlying Index.

Other Adjustments

In cases not expressly covered by the rules governing the Market Measure Underlying Index, operational adjustments will take place along the lines of the aim of the Market Measure Underlying Index. Operational adjustments may also take place if, in IDI’s opinion, it is desirable to do so to maintain a fair and orderly market in derivatives on the Market Measure Underlying Index and/or is in the best interests of the investors in products based on the Market Measure Underlying Index and/or the proper functioning of the markets. Any such modifications or exercise of expert judgment will also be governed by any applicable policies, procedures and guidelines in place by IDI at such time.

The following graph shows the daily historical performance of the Market Measure in the period from January 1, 2016 through February 2, 2026. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 2, 2026, the Closing Market Price of the Market Measure was $94.19.

Historical Performance of the Market Measure

This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Market Measure during any period set forth above is not an indication that the price per share of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Market Measure.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-21

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Supplement to the Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering. We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the notes at the issue price less the underwriting discount indicated on the cover of this document. MLPF&S will purchase the notes from MS & Co. for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet. MLPF&S will offer the notes at the public offering price set forth on the cover page hereto.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each Note the estimated value on the Trade Date will be no lower than the minimum level described in “Summary” on page TS-2.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

The costs included in the original issue price of the notes will include a fee paid by MS & Co. to LFT Securities, LLC, an entity in which an affiliate of MLPF&S has an ownership interest in, which will reduce the economic terms of the notes to you.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MS&Co. may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MS&Co.’s trading commissions and mark-ups or mark-downs. MS&Co. may act as principal or agent in these market-making transactions; however MS&Co. is not obligated to engage in any such transactions. At MS&Co.’s discretion, for a short, undetermined initial period after the issuance of the notes, MS&Co. may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MS&Co. for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MS&Co.’s estimate of the value of the notes if MS&Co. were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MS&Co. may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-22

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. The related guarantees are Morgan Stanley’s obligations. As is the case for all of our and Morgan Stanley’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and Morgan Stanley’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and Morgan Stanley, Morgan Stanley typically borrows the funds under these types of notes at a rate that is more favorable to Morgan Stanley than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as Morgan Stanley’s internal funding rate, is typically lower than the rate Morgan Stanley would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, if not previously automatically called, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Market Measure and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MS&Co. or one of our other affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MS&Co. and our other affiliates, and take into account a number of factors, including our and Morgan Stanley’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors—Valuation and Market-related Risks” and “—Conflict-related Risks” beginning on page PS-12 and PS-15, respectively, and “Use of Proceeds and Hedging” on page PS-27 of the accompanying product supplement.

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier	TS-23

Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Summary U.S. Federal Tax Consequences

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, as described in the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes Treated as Single Financial Contracts that are Open Transactions” in the accompanying product supplement. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

￭A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

￭Upon a sale, exchange or settlement of the notes, including a retirement at maturity or, if applicable, an earlier redemption, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Subject to the discussion below concerning the potential application of the “constructive ownership” rule, such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

Because the securities are linked to shares of an exchange-traded fund, although the matter is not clear, there is a risk that an investment in the securities will be treated as a “constructive ownership transaction” under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”). If this treatment applies, all or a portion of any long-term capital gain of the U.S. Holder in respect of the securities could be recharacterized as ordinary income (in which case an interest charge will be imposed). Due to the lack of governing authority, our counsel is unable to opine as to whether or how Section 1260 of the Code applies to the securities. U.S. investors should read the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes Treated as Single Financial Contracts that are Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for principal at risk securities for additional information and consult their tax advisers regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final term sheet. Assuming that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Summary U.S. Federal Tax Consequences” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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Autocallable Leveraged Index Return Notes® with an Absolute Return Barrier Linked to the VanEck® Gold Miners ETF, due February , 2028

Where You Can Find More Information

We and Morgan Stanley have filed a registration statement (including a product supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and Morgan Stanley have filed with the SEC, for more complete information about us, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by calling MLPF&S toll-free at 1-800-294-1322.

You may access these documents on the SEC web site at www.sec.gov as follows:

Product Supplement for Principal-at-Risk Notes dated September 23, 2024

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the accompanying product supplement or in the prospectus.

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